Exhibit 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES

1st Source Corporation, an Indiana corporation (the “Company”, “our”, “we”, and “us”), has one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Description of Common Stock
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to, among other things, our Restated Articles of Incorporation (the “Articles of Incorporation”) and our Bylaws, as amended (the “Bylaws”), each of which are incorporated by reference as an exhibit to our most recent Annual Report on Form 10-K. We encourage you to read the Articles of Incorporation and the Bylaws for additional information.
Authorized Shares of Capital Stock
As of September 30, 2022, our authorized capital stock consists of 50,000,000 shares, of which (i) 40,000,000 shares are common stock, without par value, and (ii) 10,000,000 shares are preferred stock, without par value. No shares of preferred stock are issued and outstanding as of September 30, 2022.
Voting Rights
Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of shares of common stock are not entitled to cumulative voting rights in the election of directors.
Dividend Rights
Subject to the dividend rights of the holders of any outstanding shares of preferred stock, the holders of shares of common stock are entitled to receive ratably dividends as may be lawfully declared at any time by the board of directors.
Conversion, Redemption or Preemptive Rights
Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not redeemable.
Liquidation Rights
In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock.

Potential Effects of Issuance of Preferred Stock
The Articles of Incorporation authorize our board of directors, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series, and to fix, by the adoption and filing in accordance with the Indiana Business Corporation Law (the “IBCL”) of an amendment or amendments to the Articles of Incorporation, the terms, preferences, limitations and relative voting and other rights of each series of preferred stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company and could decrease the amount available for distribution to holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.
Anti-Takeover Effects of Provisions of the Articles of Incorporation and Bylaws or the IBCL
Certain provisions in the Articles of Incorporation and Bylaws may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a shareholder might consider favorable. Such provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. In particular, the Articles of Incorporation and Bylaws, as applicable, among other things:
•provide for a staggered board of directors, with three classes that are as equal in number as possible;
•provide that special meetings of holders of common stock may be called only by our chief executive officer, our president, our chairman of the board of directors, or, if applicable, our lead director, a majority of our Board of Directors, or at the request in writing of shareholders holding of record no less than a majority of all shares outstanding and entitled by the Articles of Incorporation to vote on the business for which the meeting is being called;
•provide that, in addition to any affirmative vote required by law, the affirmative vote of holders of at least 80% of our outstanding voting stock shall be necessary to (i) approve certain major business transactions (such as mergers or asset sales with a 5% shareholder or group of shareholders or our liquidation), unless approved by our board of directors in the manner prescribed in the Articles of Incorporation, and (ii) modify or eliminate this supermajority voting provision;
•provide that vacancies on the board of directors may be filled by a majority of the directors in office, although less than a quorum; and
•provide the board of directors with the power to retain and discharge our officers.
In addition, under Section 23-1-39-1 of the IBCL and the Articles of Incorporation, only our board of directors can amend the Bylaws, and shareholders do not have the right to amend the Bylaws.
Certain Provisions of the IBCL
As an Indiana corporation, we are governed by the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult certain unsolicited acquisitions or changes in control of the Company. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

Unanimous Written Consent of Shareholders. Under Chapter 29 of the IBCL, any action required or permitted to be taken by the holders of common stock may be effected only at an annual meeting or special meeting of such holders, and shareholders may act in lieu of such meetings only by unanimous written consent.
Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.
Under Chapter 42 of the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person (directly or indirectly, alone or as part of a group) to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges:
•one-fifth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more.
Under Chapter 42 of the IBCL, “control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.
Under Chapter 42 of the IBCL, “issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.
The above provisions do not apply if, before a control share acquisition is made, a corporation’s articles of incorporation or bylaws, including a by-law adopted by the corporation’s board of directors, provide that they do not apply. The Articles of Incorporation and Bylaws do not currently exclude us from Chapter 42.
Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any business combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the business combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the business combination was not previously approved, the interested shareholder may effect a business combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.
The definition of “beneficial owner” for purposes of Chapter 43, means a person who individually or with or through any of its affiliates or associates, directly or indirectly, owns or has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity to profit or share in any profit derived from any increase in the value of the subject shares.
The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. The Articles of Incorporation do not exclude us from Chapter 43.
Mandatory Classified Board of Directors. Under Chapter 33 of the IBCL, a corporation with a class of voting shares registered under Section 12 of the Exchange Act must have a classified board of directors unless the corporation adopts a by-law expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. Although the Articles of Incorporation and Bylaws provide for a classified board of directors, we adopted an amendment to the Bylaws electing not to be subject to this mandatory requirement effective July 13, 2009; however, the IBCL permits this election to be rescinded by subsequent action of our board of directors.
Listing
Our common stock is listed on the Nasdaq Global Select Market.
Transfer Agent and Registrar
The transfer agent and registrar for 1st Source common stock is American Stock Transfer & Trust Company.